Exhibit 99.1

Press Release

Brookfield Corporation and Brookfield Wealth Solutions

Receive Board Approval for Corporate Simplification

BROOKFIELD, NEWS, May 26, 2026 – Brookfield Corporation (“BN”) (NYSE: BN, TSX: BN) and Brookfield Wealth Solutions (“BWS”) (NYSE: BNT, TSX: BNT) announced today that their respective boards of directors have approved the previously announced transaction to further simplify their corporate structure under one publicly traded company, Brookfield Corporation Ltd. (together with its subsidiaries, the “Company”), to be listed on the NYSE and the TSX under the symbol “BN” (“Transaction”).

Under the terms of the Transaction, all class A limited voting shares of BN and class A exchangeable limited voting shares of BWS will be exchanged on a one-for-one basis for new shares of the Company.

The Transaction will be implemented pursuant to a court-approved plan of arrangement and related steps requiring approval of shareholders of each of BN and BWS and is expected to be completed on a tax deferred basis for U.S. and Canadian shareholders. Management information circulars of BN and BWS will be filed with applicable securities regulators providing full details of the transaction and the matters contemplated therein will be voted on at the 2026 annual general meetings of BN and BWS, both to be held on July 16, 2026, as approved by the TSX.

Following completion of the Transaction, Brookfield Corporation Ltd. is expected to pay a quarterly distribution of an amount equal to distributions currently paid by BN and BWS.

Completion of the Transaction is subject to customary conditions and is expected to close by year-end, subject to receipt of all applicable regulatory approvals.

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About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Asset Management, Wealth Solutions, and our Operating Businesses which are in energy, infrastructure, private equity, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com

About Brookfield Wealth Solutions

Brookfield Wealth Solutions Ltd. is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Each BWS Class A Share is exchangeable on a one-for-one basis with a BN Class A Share.

For more information, please contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any securities to be issued in the Transaction will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and any securities issued in connection with the Transaction are anticipated to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided for by Section 3(a)(10) thereof and in accordance with applicable state securities laws.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, statements concerning Brookfield’s beliefs on certain benefits of the Transaction, the listing of the class A limited voting shares of Brookfield Corporation Ltd., the expected timing of completion of the Transaction, the anticipated tax treatment of the Transaction for BN and BWS shareholders resident in Canada and the United States, future distributions by Brookfield Corporation Ltd., as well as other factors management believes are appropriate in the circumstances. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining shareholder and regulatory approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Transaction or the plan of arrangement; future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Transaction; the potential benefits of the Transaction; and business cycles, including general economic conditions. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, certain factors, risks and uncertainties, which are described from time to time in our documents filed with the securities regulators in Canada and the United States, not presently known to Brookfield, or that Brookfield currently believes are not material, could cause actual results to differ materially from those contemplated or implied by forward-looking statements. Certain risks and uncertainties specific to the proposed Transaction and Brookfield Corporation Ltd., will be further described in the management information circulars to be mailed to shareholders of BN and BWS in advance of their respective shareholders’ meetings.

Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

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